Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company”)

810 - 789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

March 31, 2021

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4Summary of Material Change

On March 31, 2021, the Company announced that it closed a debt settlement and issued 237,500 common shares at a deemed value of $1.44 per common share to settle $342,000 in debt.

The Company also issued 174,500 restricted share units to two consultants that vest immediately, each restricted share unit was issued at a price of $1.44 per restricted share unit.

Item 5Full Description of Material Change

5.1Full Description of Material Change

Please see the attached news release for a full description of the Material Change.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Johannes van der Linde, Director  and CFO
Phone:  604‐687‐2038

Item 9Date of Report

April 9, 2021.